STEELE RECORDING CORPORATION

3504 South 5175 West

Cedar City, Utah 84720

May 27, 2008

Kyle Moffatt

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Steele Recording Corporation

       Form 10-KSB for the Fiscal Year Ended December 31, 2007

       Filed March 27, 2008

       File No. 333-143970

Dear Mr. Moffatt:

Steele Recording Corporation is responding to your letter of review dated April 14, 2008, in which it was requested that Steele Recording amend its Form 10-KSB to provide for the Disclosures under Item 8a. Controls and Procedures.  The following constitutes the amendment to the Form 10-KSB:

ITEM 8A.

CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision of our President and Treasurer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Treasurer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic Securities and Exchange Commission reports.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote.  In addition, we reviewed our internal controls, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of our last evaluation.

The amendment has been included in an amended Form 10-KSB filed along with the enclosed letter.  Should you have any questions or comments please do not hesitate to contact the Company directly.

Sincerely,

/S/ Mack Steele

Mack Steele

President and CEO